GOLDCORP INC.

www.goldcorp.com	Suite 2700
145 King Street West
Toronto, Ontario
By facsimile	Canada, M5H 1J8
Telephone
(416) 865-0326
Mr. Raymond Pecoskie	Facsimile
President & CEO, Grandview Gold	(416) 361-5741
Suite 400, 56 Temperance Street
Toronto, Ontario
M5H 3V5
416-409-8245
416-361-0923 fax

July 12, 2005

Dear Mr. Pescoskie,

Re: Letter of Intent to Enter into an Option Agreement

This letter sets forth a general offer to option 8 patented mining claims in Southeast Dome Township ( the “Property” as defined in Schedule “A”) from Grandview Gold Inc. ("Optionee" or “Grandview Gold”) by Goldcorp Inc ("Optionor" or “Goldcorp”). A full agreement will be issued after acceptance of this offer.

TERMS

The Optionor, Goldcorp Inc., offers CDN$100,000 in work on the ground to the Optionee, Grandview Gold Inc., for a 60% interest in the "Grandview Gold" property rights. Work is to be completed within 18 months of acceptance of the offer.

Goldcorp can elect at its option to complete all exploration expenditures within a period of time of less than 18 months to reach the 60% interest level. Goldcorp will be the operator during the earning period. Quarterly report of activities will be provided by Goldcorp.

Should Goldcorp reach a 60% interest in the Property a joint venture agreement will be put in place with an approximate CDN$166,000 opening valuation (Goldcorp 60% – Grandview Gold 40%). The condition of the joint venture will be agreed to by both Goldcorp and Grandview Gold and attached to the definitive option agreement.

Subsequent to the completion of the first CDN$100,000 of expenditures and the formation of the joint venture, Goldcorp can elect to be the operator of any work on the property.

The joint venture agreement will include standard dilution clauses for ongoing expenditures.

If during the joint venture Grandview Gold or Goldcorp are diluted to a 10% interest in the property, the interest converts to a 1% NSR, which can be purchased at any time by the other party for CND$500,000.

GOLDCORP INC.	-2-

Grandview Gold will be free to disseminate news on a reasonable schedule and basis, in accordance with appropriate regulatory guidelines and rules, providing Goldcorp has approved the said news to its dissemination.

Grandview Gold will confirm the right to its underlying interest in the property and its ability and entitlement to execute a definitive option agreement. Should Grandview Gold not be able to confirm a full 100% interest in the Property, this letter of intent and any subsequent definitive agreement will become null and void and Goldcorp shall have no obligations to Grandview Gold.

By accepting these terms Grandview Gold also agrees to let Goldcorp have surface access to these claims as long as this agreement is valid.

Both parties agree to mutual confidentiality with respects to information exchange during execution and the term of a definitive option agreement. Grandview Gold grants Goldcorp unfettered access to the entire data to complete its required due diligence. Goldcorp agrees to provide a list of required due diligence items and to review said items as quickly as possible.

The terms of this letter of intent will become binding upon execution of a definitive agreement. Upon receipt of a signed copy of this letter of intent from Grandview Gold, Goldcorp agrees to draft a definitive agreement and terms of any subsequent joint venture.

Please find attached a list of the "Grandview Gold" claims and a general property outline of the "Grandview Gold" property.

Yours truly,

GOLDCORP INC.

Gilles Filion,
V.P., Exploration

Please sign to acknowledge your acceptance of our offer.

Name	Date

GF/mad
Attach.

GOLDCORP INC.	-3-

SCHEDULE “A”

Grandview Gold Red Lake Property Claims

Claim No.	Description	Hectares

0001	PT KRL17410	4.229
0002	PT KRL18357	12.545
0003	PT KRL21754	19.142
0004	PT KRL21755	6.337
0005	PT KRL23045	8.600
0006	PT KRL18569	2.541
0007	PT KRL19944	0.724
0008	PT KRL20013	4.881

Figure 1 Grandview Property Location